Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 39

DATED OCTOBER 11, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 39 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, Supplement No. 25 dated June 13, 2006, Supplement No. 37 dated September 8, 2006, and Supplement No. 38 dated September 22, 2006.  This supplement adds certain information to the prospectus section entitled “Business and Policies” as described below.  You should read this Supplement No. 39 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading “Business and Policies,” which begins on page 107 of the prospectus.  A new subsection titled “Notes Receivable” is added by this Supplement No. 39 after the discussion of “Other Policies,” which ends on page 114 of the prospectus, and before the subsection “Description of Real Estate Assets.”

Notes Receivable

Fourth Quarter Properties 124, LLC

On September 29, 2006, we funded, through our subsidiary, IA Orlando Sand, L.L.C. (IAOS), a loan of approximately $41.5 million to an unaffiliated third party, Fourth Quarter Properties 124, LLC, a Georgia limited liability company (FQP124).  In connection with the loan, FQP124 will make monthly interest-only payments at an annual interest rate of 9.25% until the loan is repaid in full.  FQP124 has deposited the first three monthly payments into an interest reserve account to be paid to IAOS as such payments become due.  The loan matures on December 31, 2006.  Subject to certain conditions, FQP124 may extend the term of the loan to March 30, 2007 by paying an extension fee of $25,000.  FQP124 has granted IAOS a security interest in the reserve account and first mortgage security interests in approximately 100 acres of land located between Sand Lake Road, Kirkman Road and Mandarin Road in Orlando, Florida and any buildings or improvements on that land.  FQP124 also has assigned its interests in contracts relating to the land as additional collateral securing the loan.  In connection with the loan, FQP124, Stanley E. Thomas and Thomas Enterprises, Inc. have agreed to indemnify IAOS, subject to certain conditions, against losses arising under certain environmental laws or resulting from the release of hazardous materials on the land up to five years after a foreclosure.  Stanley E. Thomas and Thomas Enterprises, Inc. have guaranteed the performance by FQP124 of its obligations under the loan documents.

This section supplements the discussion contained in the prospectus under the heading “Business and Policies” which begins on page 107 of the prospectus.  A new subsection titled “Description of Real Estate Assets” has been added by Supplement No. 13 after the discussion of “Other Policies,” which ends on page 114 of the prospectus.

Description of Real Estate Assets

Property Transactions – Probable Acquisitions

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, has identified the following property as a probable acquisition:

Washington Mutual Office/Data Center; Arlington, Texas

MB REIT anticipates purchasing a fee simple interest in a freestanding office property known as the Washington Mutual Office/Data Center that contains a total of approximately 239,905 gross leasable square feet.  The property is located at 3801 South Collins in Arlington, Texas, and consists of 180,000 square feet of office space and 59,905 square feet of Tier Three level data center space.  The Washington Mutual Office/Data Center was originally constructed as an interior outlet mall in 1983 and was later renovated into an office and data center complex.  The property is located in the Dallas/Ft. Worth market and Arlington submarket.  We believe that the property competes with at least six other office centers in its submarket for tenants.

MB REIT anticipates purchasing this property for cash from an unaffiliated third party, Collins Walton Buckner, L.P., for approximately $38.0 million.  MB REIT may later borrow monies using this property as collateral.

If this property is acquired, MB REIT does not intend to make significant repairs or improvements to this property over the next few years.  If any repairs or improvements are made, the tenant may be obligated to pay a substantial portion of any monies spent pursuant to the provisions of its lease.  The lease obligates the landlord to replace the HVAC units in the property if the landlord and tenant reasonably determine that the HVAC system is not functioning properly and tenant’s repair would be impracticable.  A property condition assessment has indicated an immediate need to replace all of the HVAC units in the property at an estimated cost of $550,000.  This cost would be reimbursed ratably by the tenant over the expected life of the units (15 years) for the remainder of the tenant’s lease term, as it may be extended.  The tenant has decided to replace the HVAC units itself at its sole expense.

MB REIT is of the opinion that the property will be adequately covered by insurance.

As of October 1, 2006, this property was one hundred percent (100%) occupied by Providian Bancorp Services (Providian), a California corporation and subsidiary of Washington Mutual Bank.  Washington Mutual Bank has guaranteed the performance by Providian of its obligations under the lease.  The lease requires Providian to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	Total GLA	Annum ($)	Options	Beginning	To
Providian Bancorp Services	239,905	100	12.70	2/5 yr.	09/06	08/11
			13.20		09/11	08/13

In addition to the monthly base rent, MB REIT anticipates receiving monthly payments totaling approximately $233,606 over the 34 months following the date of acquisition for parking lot reimbursements in accordance with the terms of the tenant’s lease.

In general, the tenant is required to pay real estate taxes, insurance, utilities and common area maintenance costs, although the lease with this tenant limits the liability common area maintenance costs to 105% of the costs that were incurred in the previous year.

Real estate taxes payable in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) are approximately $483,800.  The real estate taxes payable were calculated by multiplying Washington Mutual Office/Data Center’s assessed value by a tax rate of 3.04%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $28.5 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	-	-	-	-
2007	-	-	-	-
2008	-	-	-	-
2009	-	-	-	-
2010	-	-	-	-
2011	-	-	-	-
2012	-	-	-	-
2013	1	239,905	3,166,746	100.00%
2014	-	-	-	-
2015	-	-	-	-

The table below sets forth certain information with respect to the occupancy rate at Washington Mutual Office/Data Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot

2005	100%	10.00
2004	100%	10.00
2003	100%	9.88
2002	100%	9.75
2001	86%	9.75

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of October 10, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	98,733,541	987,335,416	103,670,219	883,665,197

Shares sold pursuant to our distribution reinvestment program:	1,152,486	10,948,611	-	10,948,611

	1,172,486	998,484,027	103,670,219	894,813,808

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.

Individual Retirement Account Program

The following new section is inserted in the prospectus after “Distribution Reinvestment Plan and Share Repurchase Program” which begins on page 175 and ends on page 178 and before “Reports to Stockholders” which begins on page 179 of the prospectus.

INDIVIDUAL RETIREMENT ACCOUNT PROGRAM

FTCO Individual Retirement Account Program

In order to provide our stockholders with an opportunity to hold their investment in a Traditional, ROTH or SEP individual retirement account, we have entered into an agreement with the First Trust Company of Onaga (FTCO), a Kansas chartered trust company, pursuant to which FTCO will act as custodian for new or current accountholders of a Traditional, ROTH or SEP IRA (referred to herein as a FTCO IRA).  Each FTCO IRA account opened on or after October 16, 2006 will be able to participate in this program as follows.

Qualifications for participation in the FTCO IRA program:

•

A traditional IRA, ROTH IRA or SEP account will qualify for this program.

•

An initial investment by the FTCO IRA in shares of our stock equal to or greater than $10,000.

•

A transferred retirement account to a FTCO IRA with an additional investment in shares of our stock equal to or greater than $10,000 exclusive of any investment in our company prior to October 16, 2006.

•

Enrollment forms must be submitted directly to FTCO in order to open the FTCO IRA.

Our agreement with FTCO offers a FTCO IRA accountholder the following benefits:

•

The FTCO IRA account set up fee of $25 will be waived for those accountholders who purchase $10,000 or more of shares of our common stock to be held in that FTCO IRA.

•

The ACH distribution fee of $1 per distribution will be waived.*

•

The $15 fee charged for the first purchase of our company shares will be waived.  However, subsequent purchases of our company’s shares by the FTCO IRA will incur a $15 fee which will be charged to the accountholder.*

•

The FTCO IRA closing fee has been reduced to $100 which will be charged to the accountholder.*

•

The accountholder will receive an annual statement from FTCO.  If the accountholder elects to receive their statements on either a monthly or quarterly basis, then a fee will be charged to the FTCO IRA accountholder based on the frequency of statement receipt.  The annual fee to receive monthly statements is $27, and the annual fee to receive quarterly statements is $12.*

•

We will pay the annual account fee for a FTCO IRA as long as that FTCO IRA holds shares of our company worth $10,000 or more.*

*Effective January 1, 2007, those FTCO IRA accountholders who made an investment in our Company prior to October 16, 2006 and whose investment in shares of our common stock transferred to, or otherwise held by, the FTCO IRA is at least $10,000 will have these benefits available.

The FTCO IRA program may be suspended or terminated if:

•

our shares are listed on any national securities exchange, or are subject to bona fide quotes on any inter-dealer quotation system or electronic communications network, or are subject of bona fide quotes in the pink sheets; or

•

our board of directors determines that it is in our best interest to suspend or terminate the FTCO IRA program.

We may amend or modify any provision of the program at any time in our board’s discretion.  In the event that we amend, suspend or terminate the FTCO IRA program, however, we will send stockholders notice of the change(s) at least thirty (30) days prior to the change(s), and we will disclose the change(s) in a report filed with the SEC on either Form 8-K, Form 10-Q or Form 10-K, as appropriate.

For additional information and forms regarding the establishment of a FTCO IRA account, please contact the First Trust Company of Onaga by phone at 1-800-521-9897 (customer service) or 785-889-4213 (main phone number), by facsimile at 785-889-7169 or by visiting its web site at http://www.ftconaga.com/.